Exhibit 4

For Immediate Release	4 February 2020

WPP PLC (“WPP”)

Board Appointment

WPP appoints John Rogers to the Board

As announced on 1 October 2019, John Rogers, formerly CEO of Sainsbury’s Argos, has now joined WPP as CFO Designate. His appointment to the WPP Board is effective from 3 February 2020.

John Rogers will succeed Paul Richardson as WPP’s CFO following the handover of CFO responsibilities and the publication of the WPP 2019 Annual Report and Accounts.

The person responsible for arranging the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Further information

Chris Wade, WPP	+44 (0)20 7282 4600

Richard Oldworth, Buchanan	+44 (0)20 7466 5000

About WPP

WPP is a creative transformation company. We build better futures for our clients through an integrated offer of communications, experience, commerce and technology. For more information visit www.wpp.com.